UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             Washington, D.C. 20549                   1-8654

                                   FORM 12b-25                    CUSIP NUMBER
                                                                  913253-10-0



                           NOTIFICATION OF LATE FILING




(Check One):[X]Form 10-K [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form N-SAR

                   For Period  Ended:  August 31, 1995
                                       _______________
                   [ ] Transition  Report on Form 10-K
                   [ ] Transition  Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition  Report on Form 10-Q
                   [ ] Transition  Report on Form  N-SAR
                   For the Transition Period Ended: __________________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

                               UNITEL VIDEO, INC.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

855 Tenth Avenue
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

New York, NY 10019
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[ X ] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          c. The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                           SEE ATTACHED SHEET - NOTE A

                                                 (Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Barry Knepper, Senior Vice President - Finance and
            Administration                          212          581-9411
____________________________________________     _________     _________________
               (Name)                           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s)                                [X] Yes   [ ] No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                          [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                           SEE ATTACHED SHEET - NOTE B


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                               UNITEL VIDEO, INC.
      ___________________________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 30, 1995                 By  /s/  Barry Knepper
     ___________________                   ___________________________
                                           Barry Knepper, Senior Vice President-
                                                 Finance and Administration

                        FORM 12b-25 OF UNITEL VIDEO, INC.
                        ---------------------------------

                         NOTE A - SUPPLEMENT TO PART III


         The  Registrant  was unable to file its Annual  Report on Form 10-K for its fiscal year ended August 31, 1995 (the "Form 10-K") on or before the prescribed due date of November 29, 1995. The Registrant is in the process of completing a refinancing of a substantial amount of its bank and institutional indebtedness, which is expected to be completed no later than the fifteenth calendar day after the prescribed due date for the Form 10-K. The Registrant believes that the effect on the financial statements and financial statement footnotes, as well as the narrative disclosures (including Management's Discussion and Analysis and Results of Operations), to be contained in the Form 10-K will be material. The Registrant expects to file the Form 10-K on or before December 14, 1995.


                         NOTE B - SUPPLEMENT TO PART IV

         On November 30, 1995, the Registrant issued a press release announcing, among other things, results of operations for its fiscal year ended August 31, 1995. The Registrant reported revenue of $83,285,000 for the year ended August 31, 1995 ("fiscal 1995") compared to $80,498,000 for the year ended August 31, 1994 (fiscal 1994"), an increase of $2,787,000. The Registrant also reported a net loss of $6,547,000 for fiscal 1995, compared to net earnings of $859,000 for fiscal 1994. The net loss for fiscal 1995 included one-time pre-tax charges, aggregating $8,081,000, as follows: an impairment charge of approximately $4,681,000 in respect of the assets of its three Editel divisions, which incurred losses of approximately $3,682,000 during fiscal 1995 and for which the Registrant announced it was seeking a buyer; an impairment charge of approximately $3,000,000 in respect of the assets of its Windsor division; and a restructuring charge of approximately $400,000 in respect of the Registrant's Editel-Chicago division in connection with the downsizing and reorganization of that division during fiscal 1995.